03 AUB



SECURITII

17016828

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 01 2017 Washington DC 415

SEC FILE NUMBER
8-51480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marco Polo Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Vesey Street, 14th Floor
(No. and Street)

New York	New York	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg — (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co.

(Name – *if individual, state last, first, middle name*)

488 Madison Avenue, 21st Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AUB

OATH OR AFFIRMATION

I, Daniel Ibarra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marco Polo Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA LIVSHINA
Notary Public, State of New York
No. 02LI6290175
Qualified in Rockland County
Certificate filed in New York and Queens Counties
Commission Expires Oct. 7, 2017



Signature

PRESIDENT
Title



Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCO POLO SECURITIES, INC.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

GRASSI & CO.



Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Marco Polo Securities, Inc.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)

We have audited the accompanying statement of financial condition of Marco Polo Securities, Inc. (the "Company"), (a wholly-owned subsidiary of Marco Polo New World, Inc., the "Parent") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Marco Polo Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marco Polo Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and Schedule II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Marco Polo Securities, Inc.'s financial statements. The supplemental information is the responsibility of Marco Polo Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 28, 2017

www.grassicpas.com

An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▪ Fax (212) 755-6748

Offices: New York, NY; Jericho, NY; Park Ridge, NJ; Scarsdale, NY; Ronkonkoma, NY

MARCO POLO SECURITIES, INC.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

Assets		
Cash	$	445,503
Commissions receivable		155,027
Due from clearing broker		105,712
Due from parent		12,259
Prepaid expenses		6,508
Total assets	$	725,009

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	102,424
Deferred revenue		75,000
Total liabilities		177,424
Stockholder's equity		
Preferred stock - $1,000 par value; 1,000 shares authorized; shares issued and outstanding - none		-
Common stock - no par value; 200 shares authorized; 100 shares issued and outstanding		80,704
Additional paid-in capital		363,889
Retained earnings		102,992
Total stockholder's equity		547,585
Total liabilities and stockholder's equity	$	725,009

The accompanying notes are an integral part of these financial statements.

MARCO POLO SECURITIES, INC.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Commissions	$	577,027
Chaperoning fees		275,930
Technology fees		143,288
Investment banking and advisory fees		77,500
Other income		99,700
Total revenues		1,173,445
Expenses:		
Technology fees		780,000
Professional fees		184,632
Compensation and benefits		127,904
Market data expense		57,306
Dues and subscriptions		56,462
Clearing fees		45,538
Regulatory fees		19,014
Bad debt expense		83,492
Telephone expense		11,936
Other operating expenses		11,539
Income tax expense		145,061
Total expenses		1,522,884
Net Loss	$	(349,439)

The accompanying notes are an integral part of these financial statements.

MARCO POLO SECURITIES, INC.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, December 31, 2015	$ 80,704	$ 55,666	$ 452,431	$ 588,801
Contributions		308,223		308,223
Net Income			(349,439)	(349,439)
Balance, December 31, 2016	$ 80,704	$ 363,889	$ 102,992	$ 547,585

The accompanying notes are an integral part of these financial statements.

MARCO POLO SECURITIES, INC.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net loss	$	(349,439)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Bad debt expense		83,432
Changes in operating assets		
Commissions receivable		(109,121)
Due from clearing broker		3,955
Prepaid expenses		(446)
Deferred tax assets		139,747
Due from parent		279,417
Changes in operating liabilities		
Accounts payable and accrued liabilities		59,309
Deferred revenues		75,000
Net cash used in operating activities		181,854
Net increase in cash		181,854
Cash at beginning of period		263,649
Cash at end of period	$	445,503
Supplemental disclosure of non cash operating activities:		
Due to Parent *	$	308,223
Supplemental disclosure of non cash financing activities:		
Contributions *	$	308,223

*** The payable to the parent, "Due to Parent" was exchanged for equity in the Company**

The accompanying notes are an integral part of these financial statements.

MARCO POLO SECURITIES, INC.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Marco Polo Securities Inc. (the "Company") is a wholly-owned subsidiary of Marco Polo New World, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of FINRA, a member of the Securities Investor Protection Corporation ("SIPC"), and a member of the National Futures Association ("NFA") as an introducing broker.

The Company does not carry accounts for customers, or perform custodial functions, related to securities. The Company's primary business is providing order routing and execution services to the emerging markets as an agency broker, offering investment advisory and banking services, and providing private placement services. The Company is engaged in providing agency brokerage services, which allows it to provide order routing and execution services predominantly to the emerging markets sector utilizing foreign broker dealers ("FBD"), who are registered in their respective countries to execute these transactions. The service is typically provided through technology shared with the Parent. Accordingly, the Company claims exemption from SEC Rule 15c3-3 under exemptive provisions (k)(2)(i) and (k)(2)(ii). The clearance and settlement of the trades will occur through a direct transfer of funds and securities between the Company's customers and their clearing relationship with the executing foreign broker dealers on a DVP/RVP arrangement.

The Company has agreements (the "Agreements") with other U.S. broker dealers (the "clearing brokers") for clearing U.S. and foreign equities. The clearing brokers are member firms and are subject to the rules and regulations of the related regulatory bodies, as well as those of the SEC. Under the terms of the Agreements, the clearing brokers clear brokerage transactions for the Company's customers on a fully-disclosed basis. The Agreements state that the Company will assume customer obligations should a customer of the Company default.

The Company is also engaged in providing "Chaperoning" services to FBD under SEC Rule 15a-6.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash

At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Doubtful Accounts

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. As of December 31, 2016, no allowance for doubtful accounts was deemed necessary. The Company did write off $83,675 of receivables to bad debt expense during the fiscal year.

Revenue Recognition

Securities transactions and related commission revenue are recorded on a trade-date basis. Technology services revenue is recognized as the service is provided. Investment banking income includes fees earned for financial advisory services, which are recorded as earned in accordance with the underlying agreement. Placement fees are earned at the time the placement is completed.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, "Income Taxes." Under this method, income tax expense is recognized for the amount of (i) taxes payable or refundable for the current year, and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity's financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported, if based on the weight of the available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position, taken or expected to be taken, in a tax return. ASC Topic 740 provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company has no unrecognized tax benefits at December 31, 2016. The Company's U.S. federal and state income tax returns prior to the year ended December 31, 2013 are not subject to examination.

MARCO POLO SECURITIES, INC.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)
The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2016.

The Company files its tax return on a consolidated basis with the Parent entity, Marco Polo New World, Inc. The Company accounts for income taxes in these standalone financial statements as if separate income tax returns were filed in accordance with ASC Topic 740. However, the obligation to the IRS, if any, belongs to the Parent.

Subsequent Events
The Company has evaluated subsequent events to determine if events or transactions, occurring through the date the financial statement was available to be issued, require adjustment to or disclosure in the financial statement.

NOTE 2 - DUE FROM CLEARING BROKER

The Company has a clearing agreement with a clearing broker, which will provide the clearing and depository operations for the Company's security transactions.

Pursuant to the clearing agreement, the Company maintained deposit balances at both Pershing and FC Stone INTL. These balances are presented as due from clearing broker in the statement of financial condition. As of December 31, 2016, the balance was $105,712.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE 3 - RELATED PARTY TRANSACTIONS

Marco Polo Securities incurs monthly costs as reimbursable expenses to its wholly-owned parent, Marco Polo New World. The costs are associated primarily with wages and technology incurred at the parent level, for which the Company incurs an intercompany balance. As of December 31, 2016, there was an overpaid balance to Marco Polo New World which is due to Marco Polo Securities in the amount of $12,259.

NOTE 4 – INCOME TAXES

The income tax provision consists of the following:

	Year Ended December 31, 2016
Current	
Federal	$ -
Deferred	
Federal	115,000
State	40,000
Foreign Tax Credit	145,000
Total	300,000
Valuation allowance	(300,000)
Deferred Tax Asset	$ -

The effective tax rate varies from statutory rates primarily due to the valuation allowance of deferred tax assets.

The Company's foreign source income was subject to $5,314 of withholding tax in foreign jurisdiction upon remittance to the United States. The Company receives U.S. federal tax credit for foreign taxes paid. Accordingly, these withholding tax credits can be used to reduce the Company's current federal income tax expense on foreign source income.

The Company's deferred federal and state tax assets, in the amounts of approximately $115,000 and $40,000 respectively, are generated by net operating losses of approximately $400,000, of which approximately $206,854 expire in 2035 and foreign tax credits of $145,000.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences, representing net future deductible amounts, became deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that it is more likely than not that a valuation allowance is required in the amount of approximately $300,000.

NOTE 5 – FOREIGN WITHHOLDING TAX CREDIT

The Company has international customers who reside in non-U.S. jurisdictions. The local governments in these regions require foreign withholding taxes to be made as a subset of remitting payment for services. These withholding taxes are a direct reduction of the amount paid to the Company. As such, the Company records these short payments as foreign tax withholding credits (assets), which can be used to offset corporate tax obligation on its entity tax return at year end. As of December 31, 2016, the foreign tax withholding credit was $145,061.

NOTE 6 - OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a non-clearing broker, the Company does not hold customer cash or securities. Its customer transactions are processed by a clearing firm on a fully-disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contractual obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2016, the Company is not responsible for any unsecured debits. Its customers' securities transactions are cleared through other broker-dealers and the majority, if not all of them, are on a DVP/RVP basis and no securities are held at its clearing firm.

NOTE 7 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 8 - SIGNIFICANT CUSTOMER

At December 31, 2016 and for the year then ended, 13% of gross revenues was derived from one customer.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the National Futures Association.

At December 31, 2016, the Company has regulatory net capital of $382,816, which exceeds the Company's minimum regulatory net capital requirement of $250,000 (which is net capital requirement of the SEC Rule 15c3-1) by $132,816. The Company's percentage of aggregate indebtedness to net capital is 46.35% as of December 31, 2016.

NOTE 10 - SUBSEQUENT EVENTS

As of December 31, 2016, the existing Parent was in negotiations to sell the Company to a new investor group. The Company submitted a Continuing Membership Application with FINRA to effectuate the ownership change. The application is pending approval as of the date of the issuance of these financial statements.

MARCO POLO SECURITIES, INC.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND
RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2016

SCHEDULE I

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$	547,585
DEDUCTIONS AND NON-ALLOWABLE ASSETS:		
Prepaid expenses		6,508
Due from parent		12,259
Non-allowable receivables		146,002
Total Deductions and Non-Allowable Assets		(164,769)
NET CAPITAL	$	382,816

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Greater of minimum net capital required based on 6 2/3% of aggregate indebtedness or $250,000	$	250,000
Excess Net Capital	$	132,816
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	82,816

SCHEDULE II

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	$	177,424
Ration of aggregate indebtedness to net capital		46.35%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016, as amended on February 27, 2017.

Marco Polo Securities, Inc.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Marco Polo Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(i)] AND [(2)(ii)]

a. [(2)(i)] The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Marco Polo Securities, Inc."

b. [(2)(ii)] All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: **FC Stone Intl.; Pershing LLC**

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Daniel Ibarra, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.



Date: 2/28/2017

Title: President

GRASSI & CO.



Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support, Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholder
of Marco Polo Securities, Inc.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Marco Polo Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Marco Polo Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Marco Polo Securities, Inc. stated that Marco Polo Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Marco Polo Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Marco Polo Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 28, 2017

www.grassicpas.com

An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▪ Fax (212) 755-6748

Offices:
New York, NY
Jericho, NY
Park Ridge, NJ
Scarsdale, NY
Ronkonkoma, NY

Marco Polo Securities, Inc.

(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)

Report on Audit of Financial Statements and Supplementary Information

As of and for the Year Ended December 31, 2016

Marco Polo Securities, Inc.
(A Wholly-Owned Subsidiary of Marco Polo New World)

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2016

MARCO POLO SECURITIES, INC.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)
DECEMBER 31, 2016

Table of Contents

GRASSI & CO.

Accountants and Success Consultants®



Accounting, Auditing, Tax, Litigation Support, Valuation, Management & Technology Consulting

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Stockholder
of Marco Polo Securities, Inc.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Marco Polo Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Marco Polo Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Marco Polo Securities, Inc.'s management is responsible for Marco Polo Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 28, 2017

www.grassicpas.com

An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▪ Fax (212) 755-6748

Offices: New York, NY; Jericho, NY; Park Ridge, NJ; Scarsdale, NY; Ronkonkoma, NY

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 16
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MARCO POLO SECURITIES
30 VESEY STREET, 14TH FLOOR
NEW YORK, NY 10007

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JAY GETTENBERG (212)-668-8700

2. A. General Assessment (item 2e from page 2) $2,810

B. Less payment made with SIPC-6 filed (exclude interest) (1,299)
JULY 28, 2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,511

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1,511

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $1,511

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MARCO POLO SECURITIES
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FinOP
(Title)

Dated the 23 day of JANUARY , 20 17 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2016 and ending DEC 31, 2016
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,173,445

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions ____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 49,472

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $160

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) 160

Total deductions 49,632

2d. SIPC Net Operating Revenues $1,123,813

2e. General Assessment @ .0025 $2,810

(to page 1, line 2.A.)